                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JULY 2003

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA ACQUIRES HANSENET OUTRIGHT

The deal forms part of Telecom Italia Wireline's programme regarding development and  expansion of the broadband offer in Europe.  Such activities are expected to attract investments of approximately 500-600 million euros during the three-year period 2003-2005, including the purchase of HanseNet for approximately 250 million euros.

Milan, 29 July 2003 - Telecom Italia initialled an agreement with e.Biscom today for the acquisition of 100% of the German company, HanseNet Telekommunikation GmbH.

HanseNet is a broadband operator, equipped with its own infrastructure, operating in the Hamburg area.  With approximately 80,000 clients, it represents the number two telecommunications operator in this area after Deutsche Telekom. The business offers broadband access and value-added services, transmitted along its own high-speed network  based on the IP protocol.  It develops customer access mainly by unbundling the local loop. Expected turnover for 2003 equals approximately 100 million euros.   Moreover, HanseNet has recorded a positive EBITDA for the last three quarters.

Telecom Italia will pay e.Biscom approximately 250 million euros to acquire the company outright, covering shares and debts owed to shareholders. Execution of the transaction is conditional on assessment by the competent Authorities. HanseNet's operational management will refer to the Wireline Business Unit, run by Telecom Italia's managing director, Riccardo Ruggiero.

Such an acquisition forms part of Telecom Italia Wireline's plan, presented yesterday to Telecom Italia's board of directors, to expand its offer of broadband services in some selected European cities showing the highest development potential.  Including other initiatives for other European countries that are either already operative or soon to be launched, the plan intends to open up new horizons in the broadband and value-added services market by exploiting TIW's capacities and assets in terms of marketing, commercial channel management, technological skills and customer service.

Investment in such activities over the 2003-2005 period is expected to amount to approximately 500-600 million euros, including the Hansenet acquisition. Such a figure falls within the Group's overall three-year investment plan (14-16 billion euros) that was communicated to the market on 14th February this year.

Telecom Italia is the first of the big operators in Europe to have initiated and successfully developed its own financial restructuring by creating spaces for new development potentials and new sources of revenue growth.

 For further information, please contact:

Communication & Media Relations

 Wireline Press Office:  06.3688.2610

www.telecomitalia.it/stampa_uk

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      July 29th, 2003

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager